[LETTERHEAD OF EPICEPT CORPORATION]
November 19, 2009
Mr. Bryan J. Pitko
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:	EpiCept Corporation Preliminary Proxy Statement on Form PRE14A Filed November 13, 2009 File No. 000-51290
Dear Mr. Pitko:
This letter is submitted in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of November 19, 2009 (the “Letter”) regarding the above-captioned filing of EpiCept Corporation (the “Company”). We propose to add disclosure, as set forth below, to the Company’s forthcoming Definitive Proxy Statement on Form DEF14A in order to address the comment contained in the Letter.
We are providing the text of the comment included in the Letter in bold for convenience purposes.
Proposal 1: To Approve an Amendment to the Company’s Certificate of Incorporation to Effect a Reverse Stock Split..., page 7
1. We note your disclosure that your proposed reverse stock split would result in an increase in the number of shares of the Company’s common stock that are authorized, but unissued, and can be used for future issuances of common stock. Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of your proposed reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.
There are no such plans, arrangements or understandings. We propose adding the following disclosure to the end of the first paragraph under the heading “Impact of the Proposed Reverse Stock Split if Implemented” on page 8:
“There are no existing plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would become available for issuance as a result of the reverse stock split.”

* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Robert W. Cook
Chief Financial Officer
Senior Vice President, Finance and Administration